March 21, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	IB Acquisition Corp.
Registration Statement on Form S-1
File No. 333-275650

Ladies and Gentlemen:

As representative of the several underwriters of the proposed offering of shares of common stock of IB Acquisition Corp. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 5:00 p.m., Eastern Time, on Monday, March 25, 2024, or as soon thereafter as possible.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Sincerely,

I-Bankers Securities, Inc.

By:	/s/ Matt McCloskey
Name:	Matt McCloskey
Title:	Managing Director, Head of Equity Capital Markets

[Signature Page to Acceleration Request]